NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and six month periods ended June 30, 2011 and 2010
(Expressed in United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Balance Sheets
Unaudited
(Expressed in thousands of United States dollars)

	Note	June 30, 2011	December 31, 2010

Assets

Current assets:
Cash and cash equivalents	3	$187,423	$50,145
Available-for-sale investment	4	649	775
Accounts receivable and prepaids	5	6,546	5,529
Inventories	6	20,063	11,113
		214,681	67,562
Non-current assets:
Property, plant and equipment	7	266,149	288,618
Total assets		$480,830	$356,180

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	8	$17,445	$17,571
Dividends payable	9	5,935	-
Income taxes payable		48,035	-
		71,415	17,571

Non-current liabilities:
Deferred income taxes		2,379	-
Provision for closure and reclamation	10	12,927	11,650
Amounts related to non-controlling interest	11	105,504	124,127
		120,810	135,777
Total liabilities		$192,225	$153,348

Equity:
Share capital	12	395,855	390,658
Share-based payments reserve		14,195	10,056
Accumulated other comprehensive income		582	708
Deficit		(153,520)	(194,675)
Equity attributable to owners of the Company		257,112	206,747

Non-controlling interest	11	31,493	(3,915)
Total equity		288,605	202,832
Total liabilities and equity		$480,830	$356,180

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
Unaudited
(Expressed in thousands of United States dollars, except for earnings (loss) per share)

		Three months ended June 30,		Six months ended June 30,
	Note	2011	2010	2011	2010
Operations commenced February 22, 2011:
Revenues		$134,655	$-	$188,187	$-
Cost of sales
Operating expenses		(20,289)	-	(28,914)	-
Royalties		(6,778)	-	(9,486)	-
Depreciation and depletion		(5,707)	-	(8,302)	-
Operating income (From April 1 to June 30, 2011 and February 22 to June 30, 2011)		101,881	-	141,485	-

Administrative		(3,703)	(2,438)	(7,317)	(4,121)
Finance income		25	313	36	1,244
Finance costs	7	(859)	(309)	(1,292)	(11,059)
Income (loss) before taxes		97,344	(2,434)	132,912	(13,936)

Provision for income taxes	13	(36,739)	-	(50,414)	-
Net income (loss)		60,605	(2,434)	82,498	(13,936)

Other comprehensive income (loss):
Realized gain on sale of available-for-sale investment		-	-	-	(752)
Unrealized gain (loss) on available-for-sale investment		(233)	(20)	(125)	40
Comprehensive income (loss)		$60,372	$(2,454)	$82,373	$(14,648)

Income (loss) for the period attributable to:
Owners of the parent company		35,287	(2,304)	47,090	(9,429)
Non-controlling interest		25,318	(130)	35,408	(4,507)
		$60,605	$(2,434)	$82,498	$(13,936)

Comprehensive income (loss) for the period attributable to:
Owners of the parent company		35,054	(2,324)	46,965	(10,141)
Non-controlling interest		25,318	(130)	35,408	(4,507)
		$60,372	$(2,454)	$82,373	$(14,648)

Earnings (loss) per share:
Basic	12(e)	$0.18	$(0.01)	$0.24	$(0.05)
Diluted	12(e)	$0.17	$(0.01)	$0.23	$(0.05)

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited
(Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2011	2010	2011	2010
Cash provided by (used in):
Operating:
Income (loss) for the period		$60,605	$(2,434)	$82,498	$(13,936)
Items not involving the use of cash:
Accretion on reclamation liability		203	-	203	-
Deferred income taxes		2,379	-	2,379	-
Depreciation and depletion		5,707	2	8,302	2
Share-based payments	12(c)	2,677	1,403	5,238	2,020
Gain on sale of available-for-sale investment		-	-	-	(716)
Write-off of deferred finance costs	7	-	-	-	8,700
Changes in non-cash operating capital:
Accounts receivable and prepaids		9,935	(119)	(1,016)	(169)
Inventories		(5,613)	-	(8,035)	-
Accounts payable and accrued liabilities		956	(132)	572	(1,290)
Income taxes payable		34,360	-	48,035	-

Net cash provided by (used in) operating activities		111,209	(1,280)	138,176	(5,389)

Investing:
Proceeds on sale of available-for-sale investment		-	-	-	881
Proceeds on pre-production gold sales		-	-	48,613	-
Expenditures on property, plant and equipment		(13,115)	(27,792)	(30,434)	(46,376)
Expenditures on exploration and evaluation		(1,597)	(331)	(2,885)	(351)
Changes in non-cash working capital related to investing activities		-	(2,313)	-	(7,635)

Net cash provided by (used in) investing activities		(14,712)	(30,436)	15,294	(53,481)

Financing:
Principal and interest paid on loan from non-controlling interest	11(b)	-	-	(4,103)	(493)
Repayment of advances by non-controlling interest	11(c)	(17,000)	-	(17,000)	-
Accrued interest not paid on advances from non-controlling interest	11(c)	763	-	1,089	-
Issuance of common shares, net of issue costs	12	3,550	818	3,822	112,357

Net cash provided by (used in) financing activities		(12,687)	818	(16,192)	111,864

Increase (decrease) in cash and cash equivalents		83,810	(30,898)	137,278	52,994
Cash and cash equivalents, beginning of period		103,613	112,959	50,145	29,067
Cash and cash equivalents, end of period		$187,423	$82,061	$187,423	$82,061
Non-cash investing and financing transactions:
Dividends declared	9	5,935	-	5,935	-
Depreciation capitalized to property, plant and equipment	7	-	680	397	999
Share-based payments capitalized to property, plant and equipment	12(c)	-	222	276	313
Closure and reclamation increase in property, plant and equipment	10	-	1,890	1,074	3,030
Interest capitalized to property, plant and equipment	11(b),11(c)	-	477	693	1,679

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited
(Expressed in thousands of United States dollars, except number of shares)

	Number of shares (note 12)	Share capital (note 12)	Share-based payments reserve	Accumulated other comprehensive income	Deficit	Owners’ equity	Non-controlling interest	Total Equity
December 31, 2009	140,461,822	$268,417	$6,797	$1,052	$(181,434)	$94,832	$(181)	$94,651
Exercise of options	175,000	387	-	-	-	387	-	387
Transfer to share capital on exercise of options	-	227	(227)	-	-	-	-	-
Share-based payments	-	-	708	-	-	708	-	708
Expiry and forfeiture of options	-	-	(75)	-	75	-	-	-
Private placement, net of issuance costs	52,000,000	111,151	-	-	-	111,151	-	111,151
Other comprehensive loss	-	-	-	(692)	-	(692)	-	(692)
Loss for the period	-	-	-	-	(7,124)	(7,124)	(4,378)	(11,502)
March 31, 2010	192,636,822	380,182	7,203	360	(188,483)	199,262	(4,559)	194,703
Exercise of options	507,500	818	-	-	-	818	-	818
Transfer to share capital on exercise of options	-	551	(551)	-	-	-	-	-
Share-based payments	-	-	1,625	-	-	1,625	-	1,625
Unrealized gain on available-for-sale investment (net of tax)	-	-	-	(20)	-	(20)	-	(20)
Loss for the period	-	-	-	-	(2,304)	(2,304)	(130)	(2,434)
June 30, 2010	193,144,322	$381,551	$8,277	$340	$(190,787)	$199,381	$(4,689)	$194,692

December 31, 2010	196,488,322	$390,658	$10,056	$708	$(194,675)	$206,747	$(3,915)	$202,832
Exercise of options	120,000	272	-	-	-	272	-	272
Transfer to share capital on exercise of options	-	122	(122)	-	-	-	-	-
Share-based payments	-	-	2,837	-	-	2,837	-	2,837
Other comprehensive income	-	-	-	107	-	107	-	107
Income for the period	-	-	-	-	11,803	11,803	10,090	21,893
March 31, 2011	196,608,322	391,052	12,771	815	(182,872)	221,766	6,175	227,941
Exercise of options	1,230,000	3,550	-	-	-	3,550	-	3,550
Transfer to share capital on exercise of options	-	1,253	(1,253)	-	-	-	-	-
Share-based payments	-	-	2,677	-	-	2,677	-	2,677
Other comprehensive loss	-	-	-	(233)	-	(233)	-	(233)
Income for the period	-	-	-	-	35,287	35,287	25,318	60,605
Dividends declared	-	-	-	-	(5,935)	(5,935)	-	(5,935)
June 30, 2011	197,838,322	$395,855	$14,195	$582	$(153,520)	$257,112	$31,493	$288,605

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

1.	Nature of business and basis of presentation

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa.

The Company achieved commercial production on February 22, 2011.  As of this date it commenced recording income related to revenues from metals sales and the costs incurred to produce those revenues.  Prior to February 22, 2011, the Company capitalized proceeds from gold sales and the related costs to produce those revenues to construction-in-progress.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its property, plant and equipment are dependent upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which is stated at fair value, and provision for closure and reclamation, which is recorded at management’s best estimate.  In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34Interim Financial Reporting.  They do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2010.

Other than the adoption of new accounting policies described in note 2, the same accounting policies are used in the preparation of these condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with International Financial Reporting Standards (IFRS) of the results for the interim periods presented.

2.	Adoption of new accounting policies

(a)	Revenues

Revenue from the sale of goods is recognized when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Company, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. For gold sales this is generally on receipt of a shipment by the refiner. Revenues are presented net of direct selling costs, which include security, freight, refining and treatment charges. Sales of by-products are presented in operating expenses.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

2.	Adoption of new accounting policies (continued)

(b)	Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and supplies is purchase price and for partly processed and finished goods is the cost of production. For this purpose the costs of production include:

(i)	fuel, power, labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

(ii)	the depreciation of mining properties and property, plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

(c)	Accounting standards issued by the International Accounting Standards Board (IASB) for adoption in future periods

(i)	IFRS 9Financial instruments

In an effort to reduce the complexity of accounting for financial instruments, the IASB has engaged in a multiphase project to replace IAS 39. The Company will adopt IFRS 9 on January 1, 2013.

3.	Cash and cash equivalents

	June 30, 2011	December 31, 2010
Cash	$124,924	$19,902
Short-term deposits	62,499	30,243
	$187,423	$50,145
Cash and cash equivalents located outside of Africa at June 30, 2011 equal $184,037 (December 31, 2010 - $47,082).

4.	Available-for-sale investment

At June 30, 2011, available-for-sale investment is comprised of 1,204,250 shares (December 31, 2010 - 1,204,250 shares) in PMI Gold Corporation. During February 2010, the Company disposed of 6,024,000 shares for a gain of $716. In October 2010, PMI Gold Corporation completed a share consolidation on a 2 for 1 basis.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

5.	Accounts receivable and prepaids

	June 30, 2011	December 31, 2010
Trade receivables	$1,647	$-
Advances to vendors	2,382	2,763
Prepaid expenses	1,788	492
VAT receivable	290	926
Other receivables	439	1,348
	$6,546	$5,529

6.	Inventories

	June 30, 2011	December 31, 2010
Materials and supplies	$14,408	$11,113
Work-in-progress	3,802	-
Finished goods	1,853	-
	$20,063	$11,113

Depreciation of $914 is included in inventories at June 30, 2011 (December 31, 2010 – nil).

7.	Property, plant and equipment

	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
January 1, 2011	$2,053	$263,886	$-	$26,459	$292,398
Q1 Additions	1,288	-	-	19,910	21,198
Pre-production gold sales	-	-	-	(48,613)	(48,613)
Disposals	-	-	-	(3)	(3)
Transfers	-	(262,733)	27,949	234,784	-
March 31, 2011	3,341	1,153	27,949	232,537	264,980
Q2 Additions	1,598	3,896	-	9,073	14,567
June 30, 2011	4,939	5,049	27,949	241,610	279,547
Accumulated depreciation
January 1, 2011	-	-	-	3,780	3,780
Q1 Depreciation	-	-	244	3,507	3,751
Q1 Disposals	-	-	-	(3)	(3)
March 31, 2011	-	-	244	7,284	7,528
Q2 Depreciation	-	-	444	5,426	5,870
June 30, 2011	-	-	688	12,710	13,398

Net book value June 30, 2011	4,939	5,049	27,261	228,900	266,149
Net book value December 31, 2010	$2,053	$263,886	$-	$22,679	$288,618

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

7.	Property, plant and equipment (continued)

The Company’s properties are located in western Eritrea, a country located in north-eastern Africa.  The properties consist of a 53 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license.  The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years.  Eritrean State participation in the Bisha Mine is described below in note 11.

Development of the Bisha Mine commenced in early 2008, commissioning commenced in Q4 2010 and commercial production was achieved in Q1 2011.  As a result, the Company transformed into an operating mining company and allocated construction-in-progress amounts to appropriate categories of property, plant and equipment and commenced depreciating their useful lives.

During Q1 2010 the Company wrote-off $8,700 of costs that at December 31, 2009 were treated as deferred finance costs and included in property, plant and equipment, plus an additional $2,359 of finance costs incurred during Q1 and Q2 2010, all related to debt facilities that expired unutilized during 2010.

Costs classified as mineral properties represent historic exploration and development costs at Bisha.  Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

8.	Accounts payable and accrued liabilities

	June 30, 2011	December 31, 2010
Trade accounts payable	$2,897	$12,720
Accrued royalties	6,778	-
Accrued liabilities	7,697	4,122
Accrued interest payable	73	729
	$17,445	$17,571

The Company incurs a 5% precious metals royalty payable to the State of Eritrea on gold and silver doré sales. Total royalties paid to the State of Eritrea as of August 9, 2011 are $11,909.

9.	Dividends payable

On May 18, 2011 the Company declared a $0.03 per share dividend for shareholders of record on June 30, 2011. The dividend was paid on July 15, 2011.

10.	Provision for closure and reclamation

Balance, December 31, 2010	$11,650
Accretion	203
Additional liability	1,074
Balance, June 30, 2011	$12,927

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

10.	Provision for closure and reclamation (continued)

Management used a pre-tax discount rate of 4.79% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at June 30, 2011, the undiscounted inflation-adjusted liability for provision for closure and reclamation is estimated to be approximately $25,100. The cash expenditures are expected to occur over a period of time extending several years after the Bisha Mine’s projected closure.

11.	Amounts related to non-controlling interest

	Note	June 30, 2011	December 31, 2010
Deferred credit	11(a)	$25,000	$25,000
Loan	11(b)	16,667	20,000
Advances by non-controlling interest	11(c)	63,837	79,127
		$105,504	$124,127

(a)	In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha Mine. ENAMCO agreed to purchase a 30% paid participating interest to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributed; 10% free carried). The purchase price to be paid by the State will be determined by an independent valuator and will be based on the net present value of 30% of the Bisha Mine, using feasibility study reserves. The Company expects the purchase price to be determined in Q3 2011.

The determination of net present value will be based on the feasibility study financial model updated for metals prices, capex and a discount rate appropriate for the Bisha Mine as at first gold shipment.  Once the purchase price has been determined, the amount owing by ENAMCO (the purchase price adjustment or PPA) will be the purchase price less $41,667, being the total of a $25,000 provisional payment received in Q1 2008, which is recorded as a deferred credit, and a $20,000 loan less $3,333 repaid by Nevsun on January 10, 2011 (note 11(b)).

The Company and ENAMCO have agreed that the mechanism for payment of the PPA will take place over time, whereby certain cash distributions from the Bisha Mine that would otherwise be made to ENAMCO will be directed to Nevsun until the purchase price and accrued interest has been fully paid.

(b)	In August 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000. The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010. Repayment of the loan was scheduled over six semi-annual payments commencing January 10, 2011. The outstanding principal of the loan will be applied against any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the Bisha Mine as described in (a) above. At June 30, 2011 there was accrued interest on the loan of $73 (December 31, 2010 - $729). Cumulative interest of $2,090 related to this loan has been capitalized to property, plant and equipment as of June 30, 2011 (December 31, 2010 - $1,976). Nevsun repaid ENAMCO principal of $3,333 and interest of $770 on January 10, 2011.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

11.	Amounts related to non-controlling interest (continued)

(c)	ENAMCO advanced $74,995 over the course of construction of the Bisha Mine to fund its share of the development. These amounts are recorded as advances by non-controlling interest. In Q2 ENAMCO earned $763 (Q2 2010 - $477) in interest on those advances and this amount was included in finance costs for the quarter. The advances incur interest at a rate of 12 month US dollar LIBOR plus 4% and have earned cumulative interest of $5,842, of which $4,753 has been capitalized to property, plant and equipment as of June 30, 2011 (December 31, 2010 - $4,132). These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from Bisha operations. The interest and advances are not callable and are without fixed terms of repayment. During Q2 2011, the Company repaid $17,000 of the ENAMCO advances and a further $20,000 was repaid to the end of July 2011.

12.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Private placements

During February 2010 the Company issued 52,000,000 common shares at CAD $2.25 per share in a non-brokered private placement for net proceeds of $111,151. Share issue transaction costs were $301.

(c)	Stock options

The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance. The maximum term of options granted is ten years, however, to date all have been granted for five years. The vesting periods of stock options granted vary with terms determined by the board of directors. Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods of 6 and 12 months. The costs of the most recently issued share-based payments, which were issued in Q1 2011, were calculated using the following weighted average assumptions: expected life of option 1.9 years (2010 – 1.9 years), stock price volatility 75% (2010 – 71%), no dividend yield, and a risk-free interest rate yield of 1.3% (2010 – 1.1%). The fair value is particularly impacted by the Company’s stock price volatility.

The three months ended June 30, 2011 included $2,677 (Q2 2010 - $1,625) in share-based payment costs, $2,317 (Q2 2010 - $1,403) of which were presented in administrative expenses, $360 (Q2 2010 – $nil) in operating expenses and $nil (Q2 2010 - $222) capitalized to property, plant and equipment.

The six months ended June 30, 2011 included $5,515 (Six months ended June 30, 2010 - $2,333) in share-based payment costs, $4,751 (Six months ended June 30, 2010 - $2,020) of which were presented in administrative expenses, $487 (Six months ended June 30, 2010 – $nil) in operating expenses and $276 (Six months ended June 30, 2010 - $313) capitalized to property, plant and equipment.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

12.	Share capital (continued)

(c)	Stock options (continued)

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2010	10,348,500 $	2.79
Granted	2,285,000	5.68
Exercised	(120,000)	2.24
Outstanding, March 31, 2011	12,513,500	3.32
Granted	-	-
Exercised	(1,230,000)	2.78
Outstanding June 30, 2011	11,283,500 $	3.38

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	2,870,000	$1.35 - $2.00	2.4
Vested (exercisable)	5,478,500	$3.07 - $3.14	3.4
Vested (exercisable)	325,000	$4.16 - $5.71	4.3
Unvested	2,610,000	$4.16 - $5.71	4.5
Total	11,283,500	$1.35 - $5.71	3.4
The weighted average share price of the Company on the dates options were exercised in Q2 2011 was CAD $6.06 (Q2 2010 – CAD $3.83). The weighted average share price of the Company on the dates options were exercised in the six months ended June 30, 2011 was CAD $6.11 (Six months ended June 30, 2010 – CAD $3.51). The weighted average price of options exercisable at the end of the period was CAD $2.71 (December 31, 2010 – CAD $2.15). The majority of options vest over a service period of one year, however, 3,120,000 of the options included vesting criteria that were specific to construction performance of Bisha. The criteria were met in February 2011 and the options vested at that time.

(d)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at June 30, 2011	197,838,322
Reserved for options (note 12(c))	11,283,500
Shares reserved for issuance (fully diluted) at June 30, 2011	209,121,822

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, except number of shares)
Three and six months ended June 30, 2011

(e)	Earnings (loss) per share

The calculations of earnings (loss) per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Income (loss) attributable to owners of the Company	$35,287	$(2,304)	$47,090	$(9,429)
Weighted average number of common shares outstanding for the purpose of basic earnings (loss) per share (000s)	197,373	192,718	196,972	179,166
Dilutive options	4,708	-	4,775	-
Weighted average number of common shares outstanding for the purpose of diluted earnings (loss) per share (000s)	202,081	192,718	201,747	179,166
Earnings (loss) per share
Basic	$0.18	$(0.01)	$0.24	$(0.05)
Diluted	$0.17	$(0.01)	$0.23	$(0.05)

Basic earnings (loss) per share is computed by dividing the income (loss) attributable to owners of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of outstanding stock options in the weighted average number of common shares outstanding during the period, if dilutive.

13.	Provision for income taxes

A provision for income taxes was recorded for income earned in the period February 22, 2011 to June 30, 2011.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Current income tax expense	$(34,360)	$-	$(48,035)	$-
Deferred income tax expense	(2,379)	-	(2,379)	-
Provision for income taxes	$(36,739)	$-	$(50,414)	$-
A reconciliation of the provision for income taxes to the amount calculated using the Company’s statutory tax rate for the period ended June 30, 2011 is as follows:

Net income before taxes	$132,912
Canadian federal and provincial statutory tax rate	26.5%
Tax expense at statutory rate	(35,222)

Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(16,431)
Other	1,239
Income tax expense	$(50,414)
(1) The Eritrean statutory mining tax rate is 38%.

The company has under taken to begin paying quarterly income tax instalments in Eritrea in Q4 2011.

14.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa.